

October 19, 2021

Carsten Breitfeld
Global Chief Executive Officer
Faraday Future Intelligent Electric Inc.
18455 S. Figueroa Street
Gardena, CA 90248

> **Re: Faraday Future Intelligent Electric Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 4, 2021**
> **File No. 333-258993**

Dear Dr. Breitfeld:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021, letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note that your responses to our comment letter refer to your operations and subsidiaries in China, but not in Hong Kong. Your list of subsidiaries filed as exhibit 21.1 indicates that you have three Hong Kong subsidiaries. Accordingly, please revise the China-based disclosure on your prospectus cover page and elsewhere to refer to your operations and subsidiaries in Hong Kong.

2. We note that your definition of "PRC Subsidiaries" refers to operating subsidiaries on the cover, all subsidiaries on page i, and three specified subsidiaries on page 2. Please revise to reconcile this apparent inconsistency.

<u>Cover Page</u>

3.   We note your disclosure that, as a result of the risks identified, your operations and/or the value of your Class A Common Stock and Warrants may be "adversely affected." Please revise to indicate whether the risks could result in a "material change" in your operations and/or securities value, if true.

4.   We note the reference to "our ability to offer or continue to offer securities . . . ." Since the selling shareholders are offering to sell shares and warrants pursuant to the prospectus, please revise to additionally refer to the ability of the selling shareholders to offer the securities. Please make conforming changes to your summary and risk factors.

<u>Risk Factors</u>
<u>Concentration of ownership may have the effect of delaying or preventing a change in control, page 45</u>

5.   We note your disclosure that FF Top exercises voting power over 37.4% of the outstanding common stock. We also note your disclosure in the next paragraph on page 46 that FF Top beneficially owns 67.2% of FF's outstanding common shares and the voting power of such shares. Please explain why these statements are not contradictory or revise.

     Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael P. Heinz